GRB FINANCIAL, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT
OF RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
WITH RECONCILIATION WITH CORRESPONDING PART II OF
FINANCIAL OPERATIONAL COMBINED SINGLE REPORT (FOCUS)
AS OF DECEMBER 31, 2016

SCHEDULE II

GRB Financial, LLC is registered as a broker-dealer under Rule 15c 3-1-(a)(2)(a)(iv). GRB Financial, LLC is exempt from SEC Rule 15c 3-3 under Section (K)(2)(i).

GRB Financial, LLC has not had any transactions during the year ending December 31, 2016, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. There were no transactions during the year that required a reserve computation to be made. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.